September 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Esq.

Attorney-Advisor

Re:	Euronav NV

Registration Statement on Form F-4

CIK No. 0001604481

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft F-4 Registration Statement”) of Euronav NV (the “Company”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on May 6, 2014, in connection with the Company’s proposed exchange offer, through which the Company will offer to exchange all of its outstanding unregistred ordinary shares issued in Belgium (not including the ordinary shares held by affiliates of the Company) (the “Exchange Offer”). By letter dated May 30, 2014, (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft F-4 Registration Statement. The first amended draft registration statement on Form F-4 (the “Amended Draft F-4 Registration Statement”), which responded to the Staff’s comments contained in the Comment Letter, was submitted to the Commission for confidential review on August 1, 2014. On August 18, 2014, the Staff provided the Company with its comments to the Amended Draft F-4 Registration Statement (the “Second Comment Letter”). The Company’s registration statement on Form F-4 (the “Form F-4 Registration Statement”), which responds to the Staff comments contained in the Second Comment Letter, is today being publicly filed with the Commission via EDGAR.

The Company advises the Staff that, together with this filing, it has publicly released via EDGAR its draft registration statements on Form F-4, which were previously submitted to the Staff for confidential review pursuant to the Jumpstart Our Business Startups (JOBS) Act.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Form F-4 Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

U.S. Securities and Exchange Commission

September 8, 2014

General

1.	We note your responses to our prior comment 1. Please confirm you will continue to make confirming changes to this Form F-4, based on any comments we may have on the Form F-1, throughout this review process.

The Company confirms that it has made, and will continue to make, conforming changes to its registration statement on Form F-4, based on any comments the Staff has on its registration statement on Form F-1, throughout the review process.

Exhibit 5.1

2.	Please revise the last paragraph of the opinion to have legal counsel consent to the use of its name under the caption “Taxation-Belgian Tax Considerations” instead of “Tax Considerations-Belgian Tax Considerations” or advise.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to correct this clerical error.

Exhibit 8.2

3.	Please revise the second and third sentences of the third paragraph on page 1 of the opinion to reference the captions “Taxation” and Taxation-Belgian Tax Considerations” instead of Tax Considerations” and “Tax Considerations-Belgian Tax Considerations.”

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 8.2 to correct this clerical error.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe